EXHIBIT 4.5
[GRAPHIC OMITTED]


                              United Business Media

                OPTION CERTIFICATE - PART "B" UNAPPROVED OPTIONS

              The United Business Media 2000 Executive Share Option
                                     Scheme
                                 ("the Scheme")
                               OPTION CERTIFICATE
                                     PART B

THIS DOCUMENT IS IMPORTANT. It will be needed by the Participant for the exercise of the option.


Name of Participant:
Address of Participant:

Date of grant:
Number of ordinary shares: [          ]
Price per ordinary share: [          ]
First date for exercise of option: [          ]
Last date for exercise of option: [          ]


The Participant named above is hereby granted an option under Part B of the Scheme to acquire the above number of ordinary shares in the Company, at the above price per ordinary share, upon the terms set out in Part B of the Scheme and on the additional terms set out in the Schedule hereto.


Signed by


---------------------------
Company Secretary
for and on behalf of United Business Media plc



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THE SCHEDULE

1. In relation to the option over [ ]ordinary shares in the Company, the condition in this Schedule is that, looking at two associated financial years of the Company (see 2.2 below) of which the later one is at least the third financial year after the earlier one and is not later than the sixth financial year after the earlier one, the earnings per share of the Company for the later one must have exceeded its earnings per share for the earlier one by at least RPI plus (on average) 5% per year. Once this target has been met, then, subject to the Rules of the Scheme, the amount of the option specified in this paragraph may be exercised at any time after the Earliest Date for exercise specified in this Certificate even if this condition fails to be met in later years. If the earnings per share growth is RPI plus (on average) between 3% and 5% per year between the two financial years in question, the number of shares over which the option may be exercised shall be on a sliding scale between these two points.

2.   For the purposes of this Schedule:-

2.1 the earnings per share of the Company shall be the headline earnings per share as reported in the Company's consolidated financial statements adjusted to exclude any items that are deemed by the Remuneration Committee to be sufficiently exceptional to warrant exclusion so as to create a normalised earnings per share figure for each financial year;

2.2 two financial years of the Company are associated if the earlier one is the financial year of the Company last preceding the Grant Date and the later one is not later than the financial year of the Company last preceding the date on which the option is exercised;

2.3 "financial year" has the same meaning as in section 742 of the Companies Act 1985;

2.4  "RPI" means the retail prices index;

2.5 the retail prices index is the general index of retail prices (for all items) published by the UK Office for National Statistics or, if that index is not published for the month in question, any substituted index or index figures published by that Office;

3. The Board may make such adjustments to the method of calculating the Company's earnings per share or any other feature of the terms of this Schedule as it considers appropriate (and as the auditors for the time being of the Company shall have confirmed in writing to be in their opinion fair and reasonable) to take account of:-



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3.1  any increase or variation of the share capital of the Company;

3.2  any change to FRS14;

3.3 there being no earnings per share of the Company for any relevant financial year;

3.4 the Company's earnings per share being reported in a currency other than sterling; or

any other factors considered by the Board to be relevant.